As filed with the Securities and Exchange Commission on April 16, 2020

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT

(Under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934)

BlackRock Debt Strategies Fund, Inc.

(Name of Issuer)

BlackRock Debt Strategies Fund, Inc.

(Names of Filing Person(s) (Issuer))

Shares of Common Stock, Par Value $0.10 per share

(Title of Class of Securities)

09255R202

(CUSIP Number of Class of Securities)

John M. Perlowski

BlackRock Debt Strategies Fund, Inc.

55 East 52nd Street

New York, New York 10055

1-800-441-7762

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

Margery K. Neale, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019-6099	Janey Ahn, Esq. BlackRock Advisors, LLC 55 East 52nd Street New York, New York 10055

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee
$27,030,454(a)	$3,508.55(b)

(a)

Estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to 2,470,791 shares of common stock in the offer based upon a price of $10.94 (98% of the net asset value per share on March 11, 2020).

(b)	Calculated at $129.80 per $1,000,000 of the Transaction Value, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,508.55	Filing Party: BlackRock Debt Strategies Fund, Inc.
Form or Registration No.: SC-TO-I	Date Filed: March 17, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Issuer Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2020 by BlackRock Debt Strategies Fund, Inc., a diversified, closed-end management investment company organized as a Maryland corporation (the “Fund”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with an offer by the Fund (the “Offer”) to repurchase 5% of its issued and outstanding shares of common stock, par value $0.10 per share (the “Shares”), in exchange for cash at a price equal to 98% of the net asset value per Share determined as of the close of the regular trading session of the New York Stock Exchange, the principal market on which the Shares are traded, on the day the Offer expires, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 17, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal.

This Amendment No. 1 to Schedule TO is intended to satisfy the requirements pursuant to Rule 13e-4(c)(3) of the Exchange Act.

The information contained in the Offer to Purchase and the Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated by reference into this Amendment No. 1 in answer to Items 1 through 9 and Item 11 of the Schedule TO.

Item 10.	Financial Statements

Not applicable.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(iii)	Press Release dated April 16, 2020.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BlackRock Debt Strategies Fund, Inc.

By:	/s/ John M. Perlowski
Name: John M. Perlowski Title: President and Chief Executive Officer Dated: April 16, 2020

Exhibit Index

(a)(5)(iii)	Press release issued on April 16, 2020*

*	Filed herewith.